Letter of Resignation

To the Board of Directors of GFR PHARMACEUTICALS, INC.:

Because of poor health condition, I decide to resignation the position of director of Xi'an Jiaoda Bao Sai Bio-technology Co., Ltd from today.

Guo Li An

Guo Li An

November 17, 2008